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EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

August 22, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLung, Inc. (the “Company”) PRRN14A filed by Steven C. Eror et al. (the “Consent Statement”) Filed August 21, 2018 File No. 001-38362

Dear Mr. Panos:

We acknowledge receipt of the oral comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone conversation on August 22, 2018 (the “Call”) with regard to the above-referenced matter. We have discussed the Call with our client, Steven C. Eror, and have revised the Consent Statement in accordance with our discussion. Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

Mr. Eror’s Intent to Deliver First Written Consent to the Company

1.	Revise disclosure that “Mr. Eror intends to deliver the first written consent, representing his 174,251 shares of Common Stock held as of the Record Date, to ProLung on August 21, 2018” in light of Rule 14a-4(f).

Mr. Eror acknowledges the Staff’s comment and advises the Staff that he has revised this disclosure throughout the Consent Statement to indicate that Mr. Eror expects the Company to receive Mr. Eror’s first written consent on August 22, 2018.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 22, 2018

Additional Information Concerning the Participants, Page 24

2.	No statutory basis exists or foundation within Regulation 13D-G to represent that members of a “group” as referenced in Section 13(d)(3) could be deemed the beneficial owners of the shares held by other members by virtue of membership in the group alone. To the contrary, Rule 13d-5(b)(1), by its terms, explains that a group is deemed to have acquired the beneficial ownership of its members. Please revise to remove the implication that membership in a group, alone and without more, produces the attribution of beneficial ownership held by other group members as currently stated on page 22.

Mr. Eror acknowledges the Staff’s comment and advises the Staff that he has revised the Consent Statement to remove the remaining reference to the disclaimer in the Consent Statement. Mr. Eror endeavors to ensure that all future materials filed with the Commission, including any amendments to Mr. Eror’s Schedule 13D/A filed on August 21, 2018, remove the remaining reference to the disclaimer as well.

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

cc: Steven C. Eror